BRASCAN                                                             NEWS RELEASE

STOCK SYMBOL:   BNN TSE/NYSE


A conference call has been arranged for investors and analysts to discuss Brascan's year end results with senior management on MONDAY FEBRUARY 12 AT 10:00 A.M. The call can be accessed by dialing 416-641-6699 (local and overseas) or 1-800-381-7839 (toll free in North America) at approximately 9:50 a.m. A taped rebroadcast of the teleconference will be available until February 26, 2001 by calling 416-626-4100 and entering reservation number 17786511. This conference call will also be Webcast live on our web site at www.brascancorp.com, where it will be archived for future reference. A supplementary information package is also available on our web site under "Press Releases".


                 BRASCAN ANNOUNCES RECORD EARNINGS OF $648 MILLION


TORONTO, FEBRUARY 12, 2001 - Brascan Corporation today announced record earnings for the year ended December 31, 2000 of $648 million or $3.41 per share. These results, both before and after investment gains, are the highest in the company's history.


2000 HIGHLIGHTS

         - Earnings from continuing operations increased 36% to $388 million or $1.96 per share.

         - Progress continued to be made across the group on productivity programs, increasing operating income by 19% to $481 million.

         - Over $2.1 billion was invested during 2000 in new mining, forest products, commercial property and energy assets to expand the group's production base.

         - Over $800 million of group equity securities were repurchased at discounts to their underlying values.

         - In total, the underlying values of Brascan's common shares was enhanced by approximately $750 million through the group's value adding initiatives.



BRASCAN'S CHAIRMAN, ROBERT HARDING, COMMENTED THAT: "SUCCESS WITH OUR PROFIT MARGIN IMPROVEMENT PROGRAM AND ATTENTION TO ADDING VALUE TO EACH OF OUR CORE OPERATIONS PRODUCED SIGNIFICANT RESULTS FOR THE YEAR AND POSITIONED US FOR FURTHER IMPROVEMENT BEYOND 2000."

FINANCIAL HIGHLIGHTS

                                                           Three months ended       Year ended
                                                              December 31           December 31
Cdn.$ millions, except per share amounts                    2000       1999       2000       1999

GROUP REVENUES                                             $3,613     $3,494    $13,524    $12,729
                                                           ---------------------------------------
INCOME FROM CONTINUING OPERATIONS                          $   91     $   81    $   388    $   286
    Income from discontinued operations                        --         12         10         27
    Gain on sale of discontinued operations                    --        110        250        110
                                                           ---------------------------------------
NET INCOME
                                                           $   91     $  203    $   648    $   423
                                                           ---------------------------------------
PER FULLY DILUTED CLASS A AND CLASS B
COMMON SHARE:
    Income from continuing operations
    Net income                                             $ 0.45     $ 0.40    $  1.96    $  1.38
                                                           $ 0.45     $ 1.08    $  3.41    $  2.15
                                                           ---------------------------------------


Shareholders' equity increased to $4.9 billion at the end of December 2000, 38% higher than five years ago after distributing $1.1 billion as shareholder dividends and for share repurchases.


  OPERATING RESULTS


Operating income for 2000, before investment and other income, increased to $481 million from $404 million in 1999, with all of the company's businesses reporting improved results.

BRASCAN'S PROPERTY OPERATIONS contributed $111 million, up from $100 million 1999. Strong industry fundamentals in most of Brookfield's commercial property and housing markets increased its operating cash flows for 2000 by 23% to $474 million, of which Brascan's share was $228 million. Brookfield increased the returns from its commercial property portfolio through proactive re-leasing and lease restructurings of more than five million square feet of space during 2000.

NATURAL RESOURCES OPERATIONS contributed $148 million to operating income, up 40% from $106 million last year due mainly to productivity improvements, higher prices for nickel and aluminum and a turnaround in pulp and paper markets. The first group of projects completed under Noranda's Six Sigma productivity improvement program improved Noranda's pre-tax 2000 earnings by $34 million, and a second phase of 149 new projects is now under way.

ENERGY POWER OPERATIONS contributed $68 million, up from $66 million last year. Growth in power revenues in Ontario and Quebec was offset by the impact of unusually dry conditions in the US Midwest on power operations in Louisiana.

FINANCIAL AND OTHER OPERATIONS contributed $154 million, up from $132 million last year, reflecting increased business activity in Trilon's financial advisory and brokerage services and higher investment yields, as well as an improvement in Brascan's Brazilian operations.

  BUSINESS DEVELOPMENT INITIATIVES


Each of the group's businesses is actively engaged in enhancing its core operations through developing and acquiring new high quality production facilities and businesses, many of which utilize new and emerging technologies.

The proprietary magnesium technology developed by Noranda has been installed at its new Magnola plant in Quebec, which recently started to produce metal on a continuous basis. Nexfor completed a $68 million acquisition of New Brunswick-based Juniper Lumber Company, which provides an entry into the high-growth I-joist engineered lumber business.

Great Lakes is applying new technologies to upgrade and expand the generating capacity of its hydroelectric stations in northern Ontario. Through its Maclaren Energy affiliate, Great Lakes also entered the energy marketing business in the northeastern United States using advanced control systems.

Brookfield and Trilon announced the formation of a real estate technology partnership with two financial partners to provide venture capital for emerging technology-based product and service initiatives for real estate companies and their tenants.

Trilon launched the $100 million Trilon Opportunity Fund, a private equity fund to invest in start-up companies with new and emerging technologies that have established partnerships with strong industry leaders. Trilon also expanded its asset management activities through a US$200 million investment in The Imagine Group, a finite-risk reinsurance company based in Bermuda.


  CAPITAL INVESTMENT PROGRAM


Progress continued on the multi-year capital investment program to expand the group's production base and long-term earning potential.

BROOKFIELD added four major office towers in western Canada to its property portfolio, including the 2.6 million square foot Bankers Hall complex in Calgary, and is proceeding with the development of a 1.2 million square foot office building in midtown Manhattan for the headquarters of a major financial institution. In January 2001, Brookfield announced an agreement to acquire a 50% interest in the 1.8 million square foot Bay-Adelaide mixed-use development project in downtown Toronto.

NORANDA is well advanced on its capital investment program to expand its mining and metallurgical production base. Projects substantially completed this year include the Bell Allard copper zinc mine in Northern Quebec, the CCR copper refinery expansion in Montreal and the New Madrid aluminum smelter expansion in Missouri. Progress is well under way on four other major projects - the Magnola magnesium plant in Quebec, the Huntingdon high-speed aluminium foil mill in Tennessee, the Antamina copper-zinc mine in northern Peru and the Altonorte copper smelter expansion in Chile. Construction of the Kidd Creek Deep Mine in northern Ontario has been approved and feasibility studies are being carried out for the recently discovered high-grade zinc deposit in the Matagami region of Quebec and the Koniambo nickel deposit in New Caledonia.

NEXFOR'S program to expand its panelboard operations continued with the completion of the Joanna oriented strandboard mill in South Carolina and the expansion of its OSB mill in Inverness, Scotland. Construction is well under way on a second new OSB mill in Alabama, Nexfor's sixth in North America, and the expansion of its panelboard mill in Cowie, Scotland will commence shortly.

GREAT LAKES announced a $500 million capital investment program, an integral part of a strategic plan to double earnings from the group's power generating business over the next five years by developing and acquiring hydroelectric facilities with water storage capacity and expanding its power transmission interconnections. Projects under way and in the active feasibility stage include the High Falls generating station redevelopment in northern Ontario, the acquisition of two hydroelectric stations in British Columbia and the development of five hydroelectric stations in southern Brazil.

Further details on the major projects now under development in the group's capital investment program are included on page 8 of this release.



  SURFACING SHAREHOLDER VALUE


With the progress made recently in expanding the group's production base and increasing returns from existing operations, attention is being focussed on translating the rising underlying values created in each area of the company's businesses into higher share prices for the benefit of investors.

Towards this end, group companies repurchased $827 million of their shares at discounts to their underlying values, adding approximately $150 million to the value of Brascan's common shares. Major repurchases included:

         - Brascan repurchased convertible notes and 4.8 million Class A common shares for $132 million during 2000.

         - Brookfield acquired all of the minority shareholdings of Carma Corporation and increased its ownership of Gentra to 85% during 2000.

         - Trilon acquired 14.5 million of its shares in January 2001, increasing Brascan's ownership of Trilon to 71%.

         - Brascan made an offer to acquire 100% of Great Lakes, which is expected to be approved by Great Lakes' shareholders on February 28, 2001.


New efforts are also being made to expand the company's investor base by communicating its recent progress to current and prospective investors. As part of this initiative, the company listed its Class A common shares on the New York Stock Exchange on December 20, 2000, expanding its ability to reach out to investors across North America.

CORPORATE AND OUTLOOK


The regular quarterly dividend of $0.25 per share was declared, payable on May 31, 2001 to Class A and B common shareholders of record at the close of business on May 1, 2001.

ROBERT HARDING, BRASCAN'S CHAIRMAN, IN COMMENTING ON THE OUTLOOK FOR THE CURRENT YEAR, STATED THAT: "WE HAVE ESTABLISHED LEADING POSITIONS IN THREE VALUE SECTORS
- COMMERCIAL PROPERTIES, NATURAL RESOURCES AND HYDROELECTRICITY - AS WELL AS A STRONG AND GROWING FINANCIAL SERVICES BUSINESS. WE WILL CONTINUE TO ENHANCE VALUE THROUGH FOSTERING A PERFORMANCE CULTURE, BY EXPANDING OUR BUSINESS BASE AND BY EMPLOYING A VALUE-ADDING APPROACH TO EACH OF OUR ACTIONS. WE ARE DETERMINED TO TRANSLATE THE SIGNIFICANT VALUES CREATED IN RECENT YEARS INTO INCREASED SHAREHOLDER RETURNS."


                               * * * * * * * * * *

Note: This news release contains forward-looking statements concerning the company's business and operations. The company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the company's most recent Annual Information Form for a description of the major risk factors.


                               * * * * * * * * * *


BRASCAN CORPORATION and its affiliates provide a diversified range of products and services to their customers and clients. The group employs over 50,000 people in managing and operating more than 120 major production facilities and properties. Brascan is focussed on increasing shareholder value through its ownership interests in businesses with leadership positions in the natural resources, commercial properties, energy and financial services industries operating throughout North and South America. The company is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.


For more information, please contact one of the following individuals or visit our web site.

MEDIA:                   INVESTORS AND FINANCIAL ANALYSTS:
Robert J. Harding        Richard Legault                         Katherine C. Vyse
Chairman                 Senior Vice-President and               Vice-President,
416-363-9491             Chief Financial Officer                 Investor Relations
                         416-956-5183                            416-369-8246


WEB SITE:

www.brascancorp.com

BRASCAN                                     CONSOLIDATED FINANCIAL STATEMENTS(1)


                        CONSOLIDATED STATEMENT OF INCOME


                                                    Year ended
                                                    December 31
Cdn.$ millions, except per share amounts          2000        1999
------------------------------------------------------------------

GROUP REVENUES                                 $13,524     $12,729

  REVENUE OF EQUITY ACCOUNTED AFFILIATES        12,330      11,652
                                               -------------------
CONSOLIDATED REVENUES                            1,194       1,077
  Equity in pre-tax earnings of affiliates         376         290
                                               -------------------
INCOME BEFORE THE UNDERNOTED ITEMS               1,570       1,367

  Operating expenses                               608         561
  Interest expense                                 276         262
  Minority interests                               147         130
  Taxes and other provisions                       151         128
                                               -------------------

INCOME FROM CONTINUING OPERATIONS                  388         286
  Income from discontinued operations               10          27
  Gain on sale of discontinued operations          250         110
------------------------------------------------------------------
NET INCOME                                     $   648     $   423
==================================================================
PER CLASS A AND CLASS B
COMMON SHARE
  Income from continuing operations            $  1.96     $  1.38
  Net income                                   $  3.41     $  2.15
==================================================================


                           CONSOLIDATED BALANCE SHEET


                                                           DEC. 31        Dec. 31
Cdn.$ millions                                               2000           1999
---------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                                $ 347          $ 100
   Securities                                               2,371          2,509
   Loans and other receivables                              2,833          2,691
   Corporate investments                                    3,654          3,614
   Property and equipment                                   2,018          1,832
   Other assets                                               378            314
---------------------------------------------------------------------------------
                                                          $11,601        $11,060
=================================================================================

LIABILITIES
   Accounts payable and other                               $ 812          $ 639
   Corporate borrowings                                     1,360          1,718
   Subsidiary company borrowings                            2,420          2,161
                                                          -----------------------
                                                            4,592          4,518
DEFERRED CREDITS                                              395            332
CAPITAL BASE
   Minority interests                                       1,701          1,596
   Shareholders' equity(2, 3)                               4,913          4,614
                                                          -----------------------
                                                            6,614          6,210
---------------------------------------------------------------------------------
                                                          $11,601        $11,060
=================================================================================

                       CONSOLIDATED STATEMENT OF CASH FLOW

                                                                 Year ended
                                                                 December 31
Cdn.$ millions                                             2000             1999
---------------------------------------------------------------------------------
GROUP OPERATING CASH FLOWS                               $ 1,708          $ 1,546
   Operating cash flows of equity
     accounted affiliates                                  1,265            1,147
                                                         ------------------------
CONSOLIDATED CASH FLOW
  FROM OPERATIONS                                            443              399
                                                         ------------------------
FINANCING AND SHAREHOLDER
   DISTRIBUTIONS
   Corporate borrowings, net                               (382)               85
   Subsidiary company borrowings, net                        198               30
   Minority interests                                         48            (109)
   Convertible notes repurchased                            (40)             --
   Shares issued                                            --                1
   Shares repurchased                                       (92)             --
   Convertible note interest paid                            (6)              (9)
   Common and preferred share dividends                    (213)            (208)
                                                         ------------------------
                                                           (487)            (210)
                                                         ------------------------
INVESTING
   Securities                                                139             (46)
   Loans and other receivables, net                        (230)               21
   Investment in property and equipment                    (201)            (115)
   Corporate investments sold                                594              --
   Other                                                    (11)             (99)
                                                         ------------------------
                                                             291            (239)
---------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   Increase (Decrease)                                       247             (50)
   Balance, beginning of year                                100              150
---------------------------------------------------------------------------------
   Balance, end of year                                     $347             $100
=================================================================================


NOTES:

1. These financial statements should be read in conjunction with the Notes to the Company's audited Consolidated Financial Statements for the year ended December 31, 2000 and 1999.

2.   SHAREHOLDERS' EQUITY

                                                       DEC. 31           Dec. 31
Cdn.$ millions                                          2000              1999
--------------------------------------------------------------------------------
Convertible Notes                                        $  99             $ 152
Class A Preference Shares                                  732               732
Common Shares Class A and Class B                        4,082             3,730
--------------------------------------------------------------------------------
                                                       $ 4,913             4,614
================================================================================

3.   SHARES OUTSTANDING

                                                     DEC. 31           Dec. 31
                                                       2000              1999
--------------------------------------------------------------------------------
Class A Shares issued                              169,290,683       173,756,186
Class B Shares issued                                   85,120            85,120
--------------------------------------------------------------------------------
                                                   169,375,803       173,841,306
Reserved for conversion of
subordinated notes                                   3,116,782         4,839,073
--------------------------------------------------------------------------------
Total fully diluted shares                         172,492,585       178,680,379
================================================================================
Unexercised Options                                  3,012,707         2,959,407
--------------------------------------------------------------------------------
Exercisable Options                                  1,965,037         2,272,787
--------------------------------------------------------------------------------

BRASCAN                                      SEGMENTED FINANCIAL STATEMENTS(1)



                         SEGMENTED STATEMENT OF INCOME


                                             Three months ended         Year ended
                                                 December 31            December 31
Cdn.$ millions, except per share amounts    2000         1999        2000        1999
--------------------------------------------------------------------------------------

   GROUP REVENUES                         $ 3,613      $ 3,494     $13,524     $12,729
                                          --------------------------------------------
   OPERATING INCOME
   Property operations                         30           36         111         100
   Natural resource operations                 25           44         148         106
   Energy operations                           12           10          68          66
   Financial and other operations              42           33         154         132
   Investment and other income                 26           21         113          91
                                          --------------------------------------------
                                              135          144         594         495
                                          --------------------------------------------
   UNALLOCATED EXPENSES
   Interest expense                            26           27         106         111
   Minority interests                          17           17          67          68
   Operating and other costs                    2            2           8           8
   Taxes and other provisions                  (1)          17          25          22
                                          --------------------------------------------
                                               44           63         206         209
                                          --------------------------------------------
INCOME FROM CONTINUING
  OPERATIONS                                   91           81         388         286
   Income from discontinued
    operations                                 --           12          10          27
   Gain on sale of discontinued
    operations                                 --          110         250         110
--------------------------------------------------------------------------------------
NET INCOME                                $    91      $   203     $   648     $   423
======================================================================================
PER CLASS A & CLASS B COMMON SHARE
   Income from continuing
    operations                            $  0.45      $  0.40     $  1.96     $  1.38
   Net income                             $  0.45      $  1.08     $  3.41     $  2.15
======================================================================================


                             SEGMENTED BALANCE SHEET

                                                      DEC. 31                Dec. 31
Cdn.$ millions                                         2000                   1999
------------------------------------------------------------------------------------
PROPERTY OPERATIONS
     Brookfield Properties Corporation                $1,332                 $1,226

NATURAL RESOURCE OPERATIONS
     Noranda Inc.                                      1,809                  1,787
     Nexfor Inc.                                         400                    377

ENERGY OPERATIONS
     Great Lakes Power Inc.                              692                    664

FINANCIAL AND OTHER OPERATIONS
     Trilon Financial Corporation                      1,376                  1,303
     Brascan Brazil Ltd.                                 399                    330

FINANCIAL AND OTHER ASSETS                             1,137                  1,481
------------------------------------------------------------------------------------
                                                      $7,145                 $7,168
------------------------------------------------------------------------------------
LIABILITIES
   Accounts payable and other                           $ 42                   $ 51
   Corporate borrowings                                1,360                  1,718
                                                      ------------------------------
                                                       1,402                  1,769
DEFERRED CREDITS                                         224                    179
CAPITAL BASE
   Minority interests                                    606                    606
   Shareholders' equity                                4,913                  4,614
                                                      ------------------------------
                                                       5,519                  5,220
------------------------------------------------------------------------------------
                                                      $7,145                 $7,168
====================================================================================


                                 NET ASSET VALUE


                                                               Market       Net Asset
                                             Number of         Values         Values
                                          Common Shares      February 9     February 9
millions, except per share amounts       and Equivalents        2001           2001
--------------------------------------------------------------------------------------
PROPERTY OPERATIONS
   Brookfield Properties Corporation            78.1           $26.05         $2,034

NATURAL RESOURCE OPERATIONS
     Noranda Inc.                               94.1            16.90          1,590
     Nexfor Inc.                                47.4             6.95            329

ENERGY OPERATIONS
     Great Lakes Power Inc.                    116.8            21.00          1,709

FINANCIAL AND OTHER OPERATIONS
     Trilon Financial Corporation              106.1            13.05          1,385
     Brascan Brazil Ltd.                        56.0            11.43            640

FINANCIAL AND OTHER ASSETS                                                     1,137
--------------------------------------------------------------------------------------
                                                                              $8,824
======================================================================================
LOANS AND ACCOUNTS PAYABLE                                                    $1,402

DEFERRED CREDITS                                                                 100
CAPITAL BASE

   Minority interests                                                            606
   Preference shares                                                             732
   Common shares and convertible notes                                         5,984
--------------------------------------------------------------------------------------
                                                                              $8,824
--------------------------------------------------------------------------------------
PER CLASS A AND CLASS B COMMON SHARE                                          $34.69
======================================================================================


NOTE:

1.  SEGMENTED FINANCIAL STATEMENTS

     These financial statements reflect the company's publicly traded operating affiliates and Brascan Brazil on an equity basis.

BRASCAN                                               CAPITAL INVESTMENT PROGRAM
                                                      SUMMARY OF MAJOR PROJECTS


COMMERCIAL PROPERTIES

300 Madison Avenue,          Planning is now under way for a 1.2 million square foot office building development at 42nd Street and
New York                     Madison Avenue in New York City. The building, to be fully leased prior to construction, is being designed for the international headquarters of a major financial institution.

Bankers Hall, Calgary        Construction of the second tower at the 2.6 million square foot Bankers Hall office complex in
                             Calgary, acquired in May 2000, has been completed and 60% of the remaining vacant space has been leased.

Bay-Adelaide Centre,         Brookfield has announced an agreement to acquire a 50% interest in this 1.8 million square foot
Toronto                      mixed-use project in downtown Toronto. The first phase, a 1.0 million square foot office tower, will begin construction this year subject to the necessary pre-leasing.
MINES

Antamina, Peru               Construction of the US$2.3 billion Antamina copper-zinc project in northern Peru is proceeding on budget and ahead of schedule. This mine will be one of the world's largest producers of copper and zinc ores when it starts commercial production in 2002.

Kidd Creek, Ontario          Development of the Kidd Creek Deep Mine in northern Ontario has been approved, to allow access to over
                             12 million additional tonnes of copper, zinc and silver ore. When completed in 2004, this will be the world's deepest base metal mine.

Matagami, Quebec             A feasibility study has commenced on developing a new zinc mine at Noranda's Matagami mining camp in northern Quebec, where three zinc-rich massive sulphide deposits have been discovered containing over 5 million tonnes of high grade, near surface reserves.

METALLURGICAL FACILITIES

Magnola, Quebec              Construction of a 63,000 tonne magnesium metal plant in Danville, Quebec is now complete and the first magnesium ingots have been poured. When in full production in 2001, this plant will be the largest and one of the lowest cost producers of this strong, light-weight metal.

Huntingdon, Tennessee        Construction of the US$240 million high-speed aluminium foil plant in Tennessee is proceeding on schedule, for a production start in early 2001. This project will have an annual capacity of 90,000 tonnes and increase Noranda's foil production capacity by 75%.

Altonorte, Chile             Construction has begun on a US$170 million expansion of the Altonorte copper smelter near Antofagasta,
                             Chile, which will increase the smelter's annual copper production to 290,000 tonnes and sulphuric acid production to 700,000 tonnes.

PANELBOARD  MILLS

Huguley, Alabama             Construction has started on the new US$120 million Barton OSB mill in Alabama, its sixth in North
                             America, for completion in 2001. This will make Nexfor one of the world's largest producers of this building product, with an aggregate annual production capacity of 2.7 billion square feet.

Cowie, Scotland              A $40 million rebuild of one particleboard line will commence this year to install a continuous press and new recycled wood processing facility. This project will reposition the Cowie panelboard mill as a leading low-cost producer of flooring products for the UK market.

HYDROELECTRIC STATIONS

High Falls, Ontario          Construction will commence this spring on the $75 million High Falls generating facilities in northern
                             Ontario, which will increase its peak power generating capability and its installed capacity to 45 megawatts by 2002.

Powell River Energy,         The Great Lakes Hydro Income Fund has acquired a 50% interest in two hydroelectric generating stations
British Columbia             with capacity of 82 megawatts in southwestern British Columbia for $56 million.

Passo do Meio,               Site development has begun on the 50%-owned 30 megawatt Passo do Meio hydroelectric generating station
Southern Brazil              in the State of Rio Grande do Sul.